ADDENDUM TO PROMISSORY NOTE

THIS ADDENDUM TO PROMISSORY NOTE (the "Addendum") is made effective this 30th day of October, 2008, (the "Effective Date") by and between KEVIN J. ZUGIBE (the "Maker") and PATRICK MAGEE ("the Payee").

A. Maker executed and delivered to Payee a certain Promissory Note, dated June 25, 2007, in the original principal amount of Three Million Five Hundred Forty Three and 00/100 ($3,543,000.00) Dollars (the "Note").

B. Maker and Payee have entered into a certain Purchase and Sale of Shares Agreement (the "Purchase Agreement"), dated October 30, 2008, pursuant to which the Maker sold, and Payee has purchased, 950,000 shares of the common stock of Hudson Technologies, Inc. (the "Shares") at a price of $2.60 per share.

C. In connection with the purchase of the Shares, the parties have agreed to modify the Note in accordance with the terms of this Addendum.

NOW THEREFORE, for good and valuable consideration, receipt of which is hereby acknowledged, the parties hereto intending to be legally bound hereby agree as follows:

1. The Maker has delivered to the Payee, and the Payee hereby accepts, a total of 950,000 shares of the common stock of Hudson Technologies, Inc. (the "Shares") to be applied against the Maker's obligations under the Note as set forth herein. It is understood by Payee, and Maker has represented to Payee, that the Shares are restricted shares and shall continue to be restricted Shares for a period of six (6) months after receipt by Payee (the "Restriction Period).

2. Upon expiration of the Restriction Period, the Payee shall use his best efforts to sell all of the Shares in the open market and all gross proceeds received by the Payee from the sale of Shares (the "Sale Proceeds") shall be applied to, and shall constitute payments in reduction of, the then remaining outstanding balance due under the Note.

3. In the event some or all of the Shares have not been sold by the Payee within six (6) months of the expiration of the Restriction Period (the "Sale Period") then the aggregate market value of all remaining unsold Shares (the "Market Value") shall be applied to, and shall constitute payments in reduction of, the then remaining outstanding balance due under the Note. The Market Value shall be determined by taking the average closing sale price on Nasdaq for the ten (10) consecutive trading days immediately prior to the expiration of the Sale Period multiplied by the total number of all remaining unsold Shares.

4. The transfer of the Shares to the Payee shall constitute a sale of "Shares" pursuant to Paragraph "3.a." of the Note, and the Selling Fee, and/or the Additional Fee if applicable, provided for in Paragraph "3.a" of the Note and attributable to such sale, shall be an amount equal to the sum of ten (10%) percent of the Sales Proceeds plus ten (10%) of the Market Value.

5. Except as otherwise set forth herein, the Note shall remain in full force in effect and binding upon the parties and Maker shall be continued to be obligated to Payee thereunder.

MAKER	PAYEE

/s/ Kevin J. Zugibe	/s/ Patrick Magee
Kevin J. Zugibe	Patrick Magee